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                         March 16, 2021

       Con Unerkov
       Chief Executive Officer
       Integrated Media Technology Ltd.
       Level 7, 420 King William Street
       Adelaide SA 5000, Australia

                                                        Re: Integrated Media
Technology Ltd.
                                                            Form F-1 filed
March 8, 2021
                                                            File No. 333-253979

       Dear Mr. Unerkov:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dale
Welcome at 202-551-3865 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Manufacturing